Filed pursuant to Rule 433

Registration No. 333-253713

PRUDENTIAL FINANCIAL, INC.

Final Term Sheet

Dated February 22, 2023

$500,000,000

6.750% Fixed-to-Fixed Reset Rate Junior Subordinated Notes due 2053

Issuer:	Prudential Financial, Inc.

Securities:	6.750% Fixed-to-Fixed Reset Rate Junior Subordinated Notes due 2053

Principal Amount:	$500,000,000

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof.

Maturity Date:	March 1, 2053

Interest Rate and Interest Payment Dates:	(i) 6.750%, accruing from and including February 27, 2023 to but excluding March 1, 2033 or any earlier redemption date; (ii) from and including March 1, 2033, during each interest period at an annual rate equal to the five-year Treasury rate as of the most recent reset interest determination date, in each case to be reset on each interest reset date, plus 2.848%, payable semi-annually in arrears on March 1 and September 1 of each year, beginning on September 1, 2023, and on the maturity date.

Day Count Convention:	30/360

Optional Redemption:	Redeemable in whole at any time or in part, (i) from time to time during the three-month period prior to, and including, March 1, 2033, or the three-month period prior to, and including each subsequent interest reset date, in each case at 100% of the principal amount of the notes being redeemed, and (ii) prior to December 1, 2032, at a redemption price equal to the greater of (x) the principal amount of the notes being redeemed and (y) the sum of the present values of the remaining scheduled payments of principal of and interest on the notes being redeemed discounted to the redemption date (assuming the notes matured on December 1, 2032) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the “treasury rate” (as defined in the Preliminary Prospectus Supplement), plus 45 basis points, less interest accrued to the redemption date; in each case, plus accrued and unpaid interest to but excluding the date of redemption; provided that if the notes are not redeemed in whole, at least $25 million aggregate principal amount of the notes, excluding any notes held by us or any of our affiliates, must remain outstanding after giving effect to such redemption and all accrued and unpaid interest, including deferred interest, must be paid in full on all outstanding notes for all interest periods ending on or before the date of redemption.

Redemption after the Occurrence of a Tax Event, Rating Agency Event or Regulatory Capital Event:	Redeemable in whole, but not in part, at any time, within 90 days after the occurrence of a “tax event,” a “rating agency event” or a “regulatory capital event” (as defined in the Preliminary Prospectus Supplement) at a redemption price equal to (i) in the case of a tax event or a regulatory capital event, their principal amount plus accrued and unpaid interest to but excluding the date of redemption or (ii) in the case of a rating agency event, 102% of their principal amount plus accrued and unpaid interest to but excluding the date of redemption.

Offering Price:	100.000%

Underwriting Discount:	1.000% of principal amount, $5,000,000 total

Preliminary Prospectus Supplement:	Preliminary Prospectus Supplement dated February 22, 2023, incorporating the prospectus dated March 1, 2021. If there is any discrepancy or contradiction between this Final Term Sheet and the Preliminary Prospectus Supplement, this Final Term Sheet shall prevail.

Proceeds (after underwriting discount and before expenses) to the Issuer:	$495,000,000 (99.000% of principal amount)

Pricing Date:	February 22, 2023

Settlement Date:	February 27, 2023 (T+3)

CUSIP/ISIN:	744320BL5 / US744320BL59

Anticipated Security Ratings*:	Moody’s (Exp): Baa1 S&P (Exp): BBB+ Fitch (Exp): BBB

Joint Book-Running Managers:	J.P. Morgan Securities LLC Goldman Sachs & Co. LLC HSBC Securities (USA) Inc. Morgan Stanley & Co. LLC

Senior Co-Managers:	MUFG Securities Americas Inc. SMBC Nikko Securities America, Inc. Siebert Williams Shank & Co., LLC

Junior Co-Managers:	Academy Securities, Inc. Drexel Hamilton, LLC R. Seelaus & Co., LLC Samuel A. Ramirez & Company, Inc.

*

The rating of the 6.750% Fixed-to-Fixed Reset Rate Junior Subordinated Notes due 2053 (the “Notes”) should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 212-834-4533, Goldman Sachs & Co. LLC toll-free at (866) 471-2526, HSBC Securities (USA) Inc. toll-free at 1-866-811-8049 and Morgan Stanley & Co. LLC toll-free at (800) 584-6837.

UK MiFIR product governance / Professional investors and ECPs only target market – Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is only eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook (“COBS”), and professional clients, as defined in Regulation (EU) No 600/2014 as it forms part of U.K. domestic law by virtue of the European Union (Withdrawal) Act 2018 (“UK MiFIR”); and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

MiFID II product governance / Professional investors and ECPs only target market – Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties and professional clients only, each as defined in Directive 2014/65/EU (as amended, “MiFID II”); and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

3